

April 30, 2014

Via E-mail
Ralph E. Coffman, Jr.
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, KY 41101

   Re: **Poage Bankshares, Inc.**
       Definitive Additional Materials on Schedule 14A
       Filed April 28, 2014
       File No. 001-35295

Dear Mr. Coffman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials Filed on April 28, 2014

Poage Bankshares, Inc.'s Board and Management Team...

1. Refer to your disclosure in the first bullet that the Town Square Acquisition is "expected to approximately double [your] 2015 earnings per share." Noting your disclosure in footnote 2 that the projected numbers do not reflect the final evaluation of your fair value adjustments, please revise future filings to state that investors should not rely upon such projections as a predictor of future operating results or remove the projections from future filings.

The Stilwell Group's Unnecessary Proxy Contest…

2.   We note your disclosure that "[t]he Stilwell Group wants to force a sale of the Company…." Please tell us what you mean by the phrase "force a sale" and revise future filings as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

   •   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 with any questions. If you require further assistance, you may contact me at (202) 551-3641.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via E-mail
        Kip A. Weissman, Esq.